Issuer Free Writing Prospectus
(Relating to the Preliminary Prospectus
Supplement dated July 28, 2025 and
the Prospectus dated March 14, 2025)
Filed Pursuant to Rule 433
Registration Statement No. 333-285808
LAZARD GROUP LLC
$300,000,000
5.625% SENIOR NOTES DUE 2035
FULLY AND UNCONDITIONALLY GUARANTEED
BY LAZARD, INC.
PRICING TERM SHEET
DATED JULY 28, 2025
The information in this pricing term sheet supplements Lazard Group LLC’s Preliminary Prospectus Supplement, dated July 28, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 14, 2025 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Lazard Group LLC

Guarantor:	Lazard, Inc.

Title:	5.625% Senior Notes due 2035 (the “Notes”)

Expected Ratings*:	Baa3, stable / BBB+, stable / BBB+, stable (Moody’s / S&P / Fitch)

Principal Amount:	$300,000,000

Trade Date:	July 28, 2025

Settlement Date**:	August 1, 2025 (T+4)

Maturity Date:	August 1, 2035

Interest Rate:	5.625% per annum

Benchmark Treasury:	UST 4.250% due May 15, 2035

Benchmark Treasury Price:	98-22+

Benchmark Treasury Yield:	4.414%

Re-Offer Spread to Benchmark Treasury:	T + 122 basis points

Re-Offer Yield:	5.634%

Price to Public:	99.932%

Purchase Price by Underwriters:	99.282%

Net Proceeds, before expenses, to the Issuer:	$297,846,000

Interest Payment Dates:	Semi-annually on each February 1 and August 1, beginning on February 1, 2026

Record Dates:	Every January 15 and July 15 preceding each Interest Payment Date

Optional Redemption:
Prior to May 1, 2035 (the date that is three months prior to the maturity date of the notes) (the “Par Call Date”), we will have the right to redeem the Notes in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less accrued and unpaid interest on such Notes to the date of redemption, plus, in either case, accrued and unpaid interest on the Notes to be redeemed to, but not including, the redemption date.
On or after the Par Call Date, we will have the right to redeem the Notes in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but not including, the redemption date.

CUSIP / ISIN:	52107QAM7 / US52107QAM78

Joint Lead Book-Running Managers:	Citigroup Global Markets Inc. Lazard Frères & Co. LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Independence Point Securities LLC

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.
**     It is expected that delivery of the Notes will be made against payment therefor on the Settlement Date thereof, which is four business days following the Trade Date (such settlement cycle being referred to as “T+4”). Under Rule 15c6-l under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.
No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
The Issuer and the Guarantor have filed a registration statement (including the Preliminary Prospectus Supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and other documents that the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint lead book-running manager will arrange to send you the Preliminary Prospectus Supplement and the prospectus if you request them by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146.
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